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NEWS RELEASE FOR OCTOBER 29, 2001 AT 7:30AM EST

Contact:     ALLEN & CARON INC             A.C.L.N. LIMITED
             Jill Cieslak (Investors)      Jane Creber, V.P. Investor Relations
             Len Hall (Media)              310-551-0062
             949-474-4300                  jane@aclnltd.com
             jill@allencaron.com
             len@allencaron.com

          A.C.L.N. LIMITED ADDRESSES REPORTS OF NEW NIGERIAN REGULATION


LOS ANGELES, CA (October 29, 2001)... A.C.L.N. Limited (NYSE:ASW) today stated that it has come to the Company's attention that there have been published reports discussing a new Nigerian regulation that would prevent the import of automobiles more than five years old, which is proposed to go into effect from January 15, 2002. As of today, neither A.C.L.N., nor its port agent in Lagos, Nigeria, have received official notice of this regulation as is customary.

         In the first six months of 2001, A.C.L.N. provided logistics services for approximately 24,870 cars to Lagos, Nigeria. Approximately 30% of those cars, or 7,460 cars, were five years old or older. Going forward, if this new regulation becomes effective, A.C.L.N. expects that as much as 30% of its logistics volume to Lagos could be affected in 2002. Based on this information, A.C.L.N. believes that this could translate to as many as 24,000 cars, which could reduce gross profit by as much as $3.6 million or $0.24 per share in 2002. This new policy is not expected to affect the Company's rapidly growing truck logistics services business to Lagos.

         A.C.L.N. Limited President and Chief Executive Officer Aldo Labiad said, "Typically, A.C.L.N. and our port agent in Lagos would receive official notification of a new regulation such as this. As of today, neither our port agent nor A.C.L.N. have received any such notice. In our business, we experience changes in local import legislation from time to time.

         "However, if this regulation were to become effective, our experience in these markets indicates that some percentage of cars barred from the port in Lagos as a result of this legislation could be shipped to other nearby ports we service such as Cotonou, Benin. In addition, any legislation prohibiting older, more affordable cars, could result in increased demand for inexpensive new cars, such as those sold as a part of our wholesale distribution business in the markets we serve."


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2-2-2 ACLN LIMITED ADDRESSES REPORTS OF NEW NIGERIAN REGULATION

         Labiad continued, "Benin has been a strong market in West Africa this year for A.C.L.N. Tariffs charged in Benin were recently reduced to 20% for used cars, among the lowest in West Africa. The port of Cotonou, Benin is less congested than Lagos, has slightly higher margins, and is quite close to the Western border of Nigeria. We would expect that some of the car volume which would be diverted from Lagos as a result of this regulation could be redirected to Benin."

         According to Labiad, the Company anticipates earnings for the third quarter of this year to be in line with expectations when they are reported on November 14, 2001.

ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile and truck logistics services between Europe and Africa, and (ii) a wholesale automobile business service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.



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